Mail Stop 4561

April 30, 2007

Mr. Robert M. La Forgia
Executive Vice President and Chief Financial Officer
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

Re: Hilton Hotels Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 001-03427

Dear Mr. La Forgia:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief